Frank J. Dellaquila
Executive Vice President
and Chief Financial Officer

Emerson
8000 West Florissant Avenue
P.O. Box 4100
St. Louis, MO 63136-8506

T (314) 553 2217
Frank.Dellaquila@Emerson.com
January 9, 2014

Mr. Martin James
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Emerson Electric Co.
Form 10-K for Fiscal Year Ended September 30, 2013
Filed November 19, 2013
File 001-00278

Dear Mr. James:

We are responding to your comment letter dated January 2, 2014 relating to the Emerson Electric Co. Form 10-K referenced above. For ease of reference, we have repeated the Staff’s comment in bold prior to our response.

COMMENT

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 16

1.
We see that you include certain non-GAAP measures as part of Management’s Discussion and Analysis. Please tell us where you provide the required reconciliations of the differences between the non-GAAP financial measures disclosed with the most directly comparable financial measure calculated in accordance with GAAP, otherwise please revise future filings to provide the reconciliations required by Item 10(e)(1)(i)B of Regulation S-K.

RESPONSE

As noted on page 16 of the Company’s 2013 Form 10-K, Emerson uses certain non-GAAP financial measures, as such term is defined under Item 10 of Regulation S-K. The Company provides a list of the non-GAAP measures most commonly used, the comparable measures under GAAP, and a statement of why management believes the non-GAAP measures are useful to investors and analysts, as required by Item 10.

Mr. Martin James	Page 2 of 3
United States Securities and Exchange Commission
January 9, 2014

In Emerson’s 2013 Form 10-K, including portions of its 2013 Annual Report to Shareholders incorporated as Exhibit 13, the Company uses the non-GAAP financial measures underlying sales (comparable GAAP measure, net sales), net earnings and earnings per share excluding impairment and related income tax charges (comparable GAAP measures, net earnings and diluted earnings per share), and free cash flow (comparable GAAP measure, operating cash flow).

The Company’s typical approach is to provide the GAAP measure, the non-GAAP measure, and the necessary quantitative reconciliation all within the applicable business discussion pursuant to Item 10 (“reconciliation by schedule or other clearly understandable method”). The Company believes giving all these elements together, rather than reconciling in a separate table, often provides investors and analysts useful insight into the Company’s operating performance and enhances understanding.

Below are excerpts from the 2013 Form 10-K of the primary non-GAAP measures presented together with the most comparable GAAP measures, in each instance quantifying the items that complete the reconciliation. This same approach is used throughout Management’s Discussion and Analysis in analyzing and reconciling segment and international sales growth. The colored accents, bold and underlines have been added to highlight the GAAP and non-GAAP measures and the reconciling items.

Form 10-K, page 16: Fiscal 2014 Outlook (2014 Underlying Sales and Earnings Per Share)

“Emerson underlying sales are expected to grow 3 to 5 percent in 2014, excluding (4) percent from acquisitions and the previously announced divestiture of the embedded computing and power business. Reported sales are expected to change (1) to 1 percent.”

“Earnings per share are expected to increase 4 to 7 percent excluding an approximate 30 percent impact from impairment and repatriation charges, or increase 33 to 38 percent on a reported basis.”

Form 10-K, Exhibit 13, page 2: Results of Operations - Overview, second paragraph (2013 Net Earnings, 2013 and 2012 Earnings Per Share)

“Net earnings common stockholders were $2.0 billion in 2013, up 2 percent versus prior year. Diluted earnings per share were $2.76, up 3 percent compared with $2.67 per share in 2012. Excluding impairment and income tax charges, 2013 net earnings were $2.6 billion, up 3 percent, while earnings per share were $3.54, up 4 percent compared with $3.39 in 2012. These charges primarily related to the embedded computing and power business, and totaled $566 million ($0.78 per share) in 2013 and $528 million ($0.72 per share) in 2012. See Goodwill Impairment in the discussion that follows and Notes 3 and 6 for additional information.”

Form 10-K, Exhibit 13, page 2: Results of Operations -- Net Sales, first paragraph (2013 Underlying Sales)

“Net sales for 2013 were $24.7 billion, an increase of $257 million, or 1 percent compared with 2012. Consolidated results reflect a 2 percent ($388 million) increase in underlying sales driven by volume gains. Underlying sales exclude foreign currency translation, acquisitions and divestitures. Foreign currency translation ($55 million) and divestitures, net of acquisitions ($76 million) had a combined negative 1 percent impact.”

Mr. Martin James	Page 3 of 3
United States Securities and Exchange Commission
January 9, 2014

Form 10-K, Exhibit 13, page 9: Financial Position, Capital Resources and Liquidity, Cash Flow table (Free Cash Flow)

“Cash Flow
(dollars in millions)	2011	2012	2013

Operating Cash Flow	$3,233	3,053	3,649
Percent of sales	13.3%	12.5%	14.8%
Capital Expenditures	$647	665	678
Percent of sales	2.7%	2.7%	2.7%
Free Cash Flow (Operating Cash Flow less Capital Expenditures)	$2,586	2,388	2,971
Percent of sales	10.6%	9.8%	12.0%"

We believe the Company’s approach complies with the reconciliation requirements of Item 10(e)(1)(i)B of Regulation S-K and provides investors and analysts clear, concise and transparent insight into the Company’s results of operations.

The Company acknowledges its responsibility for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have questions regarding any of the items addressed in this letter, please contact me at (314) 553- 2217 or, in my absence, Emerson’s Vice President and Chief Accounting Officer, Richard Schlueter at (314) 553-2327.

Emerson Electric Co.

/s/Frank J. Dellaquila

Frank J. Dellaquila
Executive Vice President and Chief Financial Officer

cc:    Frank L. Steeves, Executive Vice President, Secretary and General Counsel
Richard J. Schlueter, Vice President, Controller and Chief Accounting Officer